Exhibit 15.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Shell Company Report of Helport AI Limited on Form 20-F of our report dated May 8, 2024, which includes an explanatory paragraph as to Tristar Acquisition I Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Tristar Acquisition I Corp. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report appears in the Shell Company Report on Form 20-F of Helport AI Limited (File No. 001-42205). We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 8, 2024